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                                                                    EXHIBIT 99.1
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                                                            Corporate disclosure
                                                           [English Translation]
                                                               February 25, 2005


     BOD RESOLUTION ON CONVENING OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
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1.   Convening Date : March 25, 2005 10:00AM

2.   Venue : Auditorium, Shindonga Fire & Marine Insurance (9th fl.)
             43, Taepyeongno 2-ga, Jung-Gu, Seoul

3.   Agenda
     Report
     -    Business report and audit report for the fiscal year 2004
     -    Appointment of the external auditor

     Agenda for resolution
     - Agendum 1 : Approval of the Balance Sheets and Income Statements for the fiscal year 2004
     - Agendum 2 : Approval of the Statements of Disposition of Deficit for the fiscal year 2004
     -    Agendum 3 : Amendment of the Articles of Incorporation
          o Number of directors was changed, and qualifications of directors were strengthened.

     - Agendum 4 : Approval of the ceiling amount of remuneration for directors for year 2005
     -    Agendum 5 : Approval of granting the stock option rights
          o A total of 7 persons were granted 610,000 registered common shares.

4.   Date of BOD resolution : February 25, 2005
     -    Outside director : 5 out of 6 were present.
     -    Audit Committee members who are not outside directors : none